Filed Pursuant to Rule 424(b)(3)
File Number 333-119428

PROSPECTUS SUPPLEMENT NO. 9

Prospectus Supplement dated May 17, 2005
to Prospectus declared
effective on November 23, 2004
(Registration No. 333-119428)
as supplemented by that Prospectus Supplement No. 1 dated November 23, 2004, that Prospectus Supplement No. 2 dated December 21, 2004,
that Prospectus Supplement No. 3 dated January 3, 2005,
that Prospectus Supplement No. 4 dated January 14, 2005,
that Prospectus Supplement No. 5 dated February 11, 2005
that Prospectus Supplement No. 6 dated February 14, 2005
that Prospectus Supplement No. 7 dated March 2, 2005
and that Prospectus Supplement No. 8 dated April 6, 2005

ALLIANCE PHARMACEUTICAL CORP.

This Prospectus Supplement No. 9 supplements our Prospectus dated November 23, 2004 and the Prospectus Supplement No. 1 dated November 23, 2004, Prospectus Supplement No. 2 dated December 21, 2004, Prospectus Supplement No. 3 dated January 3, 2005, Prospectus Supplement No. 4 dated January 14, 2005, Prospectus Supplement No. 5 dated February 11, 2005, Prospectus Supplement No. 6 dated February 14, 2005, Prospectus Supplement No. 7 dated March 2, 2005 and Prospectus Supplement No. 8 dated April 6, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 9 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of Alliance Pharmaceutical Corp. for the quarter ended on March 31, 2004 filed by us with the Securities and Exchange Commission and the attached Current Report on Form 8-K of Alliance Pharmaceutical Corp. filed on May 17, 2005 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “ALLP.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 17, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

(Mark One)

X	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-12950

ALLIANCE PHARMACEUTICAL CORP.
(Exact name of Registrant as specified in its charter)

New York	14-1644018
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
4660 La Jolla Village Dr, #825
San Diego, California	92122
(Address of principal	Zip Code
executive offices)

Registrant’s telephone number, including area code:	(858) 410-5200

Indicate by a check whether the registrant (1) has filed all reports required to be filed by section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.

Yes     X      No

        As of May 11, 2005, Registrant had 34,120,206 shares of its Common Stock, $.01 par value, outstanding.

ALLIANCE PHARMACEUTICAL CORP.

Part I Financial Information:
Item 1. Financial Statements

ALLIANCE PHARMACEUTICAL CORP. CONDENSED CONSOLIDATED BALANCE SHEET
March 31, 2005
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,935,000
Other current assets	109,000

Total current assets	7,044,000
Property and equipment - net	57,000
Restricted cash	1,000,000
Other assets - net	12,000

$8,113,000

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$1,309,000
Accrued expenses	1,566,000
Senior convertible notes payable	11,133,000

Total current liabilities	14,008,000
Other liabilities	1,250,000
Stockholders' deficit:
Preferred stock - $.01 par value; 5,000,000 shares authorized;
Series F preferred stock - 793,750 issued and outstanding at
March 31, 2005	8,000
Common stock - $.01 par value; 125,000,000 shares authorized;
33,520,206 shares issued and outstanding at March 31, 2005	335,000
Additional paid-in capital	475,251,000
Accumulated deficit	(482,739,000)

Total stockholders' deficit	(7,145,000)

$8,113,000

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenues:
Royalty, license and research revenue	$1,383,000	$--	$1,455,000	$64,000
Operating expenses:
Research and development	376,000	205,000	1,575,000	588,000
General and administrative	851,000	326,000	2,057,000	791,000

	1,227,000	531,000	3,632,000	1,379,000

Income (loss) from operations	156,000	(531,000)	(2,177,000)	(1,315,000)
Investment income	41,000	1,000	106,000	7,000
Other income	--	--	10,000	84,000
Interest expense	(170,000)	--	(2,579,000)	(2,156,000)
Gain on disposition of assets	44,000	13,312,000	303,000	15,724,000

Net income (loss)	$71,000	$12,782,000	$(4,337,000)	$12,344,000

Net income (loss) per common share, basic	$0.00	$0.45	$(0.11)	$0.44

Net income (loss) per common share, diluted	$0.00	$0.43	$(0.11)	$0.42

Weighted average shares outstanding, basic	33,130,000	28,442,000	40,784,000	28,240,000

Weighted average shares outstanding, diluted	33,766,000	29,984,000	40,784,000	29,581,000

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine months ended March 31,
	2005	2004
	(Unaudited)
Operating activities:
Net income (loss)	$(4,337,000)	$12,344,000
Adjustments to reconcile net income (loss) to net cash used in operations:
Depreciation and amortization	7,000	--
Accrued interest on senior convertible notes payable	341,000	--
Compensatory stock options	11,000	5,000
Beneficial conversion expense	2,238,000	2,000,000
Gain on disposition of asset	(303,000)	(15,724,000)
Changes in operating assets and liabilities:
Restricted cash and other assets	26,000	566,000
Accounts payable, accrued expenses and other liabilities	415,000	(1,496,000)

Net cash used in operating activities	(1,602,000)	(2,305,000)

Investing activities:
Purchases of property and equipment	(18,000)	--
Proceeds from disposition of assets	126,000	963,000

Net cash provided by investing activities	108,000	963,000

Financing activities:
Issuance of common stock	--	195,000
Proceeds from debt	--	500,000

Net cash provided by financing activities	--	695,000

Decrease in cash and cash equivalents	(1,494,000)	(647,000)
Cash and cash equivalents at beginning of period	8,429,000	763,000

Cash and cash equivalents at end of period	$6,935,000	$116,000

Supplemental disclosure of non-cash financing activities:
Issuance of common stock in exchange for cancellation of warrant	$25,000	$--

Issuance of senior convertible notes for common stock	$10,692,000	$--

Issuance of senior convertible notes for secured convertible note	$500,000	$--

Issuance of common stock upon conversion of senior notes and interest	$399,000	$--

Reclassification of warrant liability	$7,942,000	$--

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

ALLIANCE PHARMACEUTICAL CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

1.     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

        Alliance Pharmaceutical Corp. and its subsidiaries (collectively, the “Company”, “Alliance”, “we” or “us”) are engaged in identifying, designing and developing novel medical products. Currently, the Company is focused on developing its lead product, Oxygent™, an intravascular oxygen carrier designed to reduce the need for donor blood in surgical and other patients at risk of acute tissue hypoxia (oxygen deficiency). In addition, Alliance is developing intellectual property and know-how for potential products to treat immune disorders, including autoimmune disease, cancer and infectious disease.

Liquidity and Basis of Presentation

        The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. The Company has incurred operating losses through March 31, 2005 and has negative working capital at that date of approximately $7 million. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

        The Company believes it has sufficient working capital to fund its operations for the next 12 months. As discussed in Note 4, in June 2004, the Company completed a private placement of its common stock with net proceeds to the Company of approximately $10 million (the “June Private Placement”). In September 2004, the terms of the June Private Placement were rescinded by mutual agreement of the Company and investors holding approximately $10.7 million of the original $11 million invested by the various investors in the June Private Placement. Concurrently, the investors who elected to rescind the June Private Placement were issued senior convertible promissory notes in like investment amounts (the “Senior Notes”). Due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. If this were to occur, the Company would have to raise additional funds to repay the Senior Notes or renegotiate their terms. The accompanying unaudited condensed consolidated financial statements do not include the adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

Principles of Consolidation

        The consolidated financial statements include the accounts of Alliance Pharmaceutical Corp., and its wholly owned subsidiaries Molecular Biosystems, Inc. (“MBI”), Astral, Inc. (“Astral”), MDV Technologies, Inc., Alliance Pharmaceutical GmbH, its majority-owned subsidiary Talco Pharmaceutical, Inc., and its majority-owned subsidiary PFC Therapeutics, LLC (“PFC Therapeutics”) from June 18, 2003, when Alliance acquired Baxter Healthcare Corporation’s (“Baxter”) ownership interest. The Company’s subsidiaries have minimal operations and all significant intercompany accounts and transactions have been eliminated.

Interim Unaudited Condensed Financial Statements

        The condensed consolidated balance sheet as of March 31, 2005, the condensed consolidated statements of operations for the three months and nine months ended March 31, 2005 and 2004, and the condensed consolidated statements of cash flows for the nine months ended March 31, 2005 and 2004 are unaudited. In the opinion of management, such unaudited financial statements include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the periods presented. Interim results are not necessarily indicative of the results to be expected for the full year. The financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-KSB for the year ended June 30, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the condensed consolidated financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

        Cash and cash equivalents are financial instruments that potentially subject the Company to concentration of credit risk. The Company invests its excess cash primarily in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are reviewed periodically and modified to take advantage of trends in yields and interest rates.

Revenue Recognition

        Revenue is generally recognized when all contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

        Licensing and Royalty Revenues

        Licensing and royalty revenues for which no services are required to be performed in the future are recognized immediately, if collectibility is reasonably assured.

Research and Development Expenses

        Research and development expenditures are charged to expense as incurred. Research and development expenditures include the cost of salaries and benefits for clinical, scientific, manufacturing, engineering and operations personnel, payments to outside researchers for preclinical and clinical trials and other product development work, payments related to facility lease and utility expenses, depreciation and amortization, patent costs, as well as other expenditures. In the nine-month periods ended March 31, 2005 and 2004, the Company incurred research and development expenses of $1.6 million and $588,000, respectively.

Computation of Earnings Per Common Share

        Basic earnings (loss) per share was computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share for the three months ended March 31, 2005 and 2004 and the nine months ended March 31, 2004 reflect the potential dilution that could occur if net income was divided by the weighted average number of common shares, plus common shares from the exercise of outstanding stock options and warrants, and the conversion of convertible debt and preferred stock where the effect of those securities is dilutive. All potential dilutive common shares have been excluded from the calculation of diluted loss per share for the nine months ended March 31, 2005, as their inclusion would be anti-dilutive. The computations for basic and diluted earnings per share are as follows:

	Income/(Loss) (Numerator)	Shares (Denominator)	Income/(Loss) per share
Three Months ended March 31, 2005
Basic earnings per share:
Net income	$71,000	33,130,000	$0.00
Diluted earnings per share:
Dilutive stock options and warrants	--	1,000
Series F preferred stock	--	635,000

Net income plus assumed conversions	$71,000	33,766,000	$0.00

Nine Months ended March 31, 2005
Basic and diluted loss per share	$(4,337,000)	40,784,000	$(0.11)

Three Months ended March 31, 2004
Basic earnings per share:
Net income	$12,782,000	28,442,000	$0.45
Diluted earnings per share:
Dilutive stock options and warrants	--	907,000
Series F preferred stock	--	635,000

Net income plus assumed conversions	$12,782,000	29,984,000	$0.43

Nine Months ended March 31, 2004
Basic earnings per share:
Net income	$12,344,000	28,240,000	$0.44
Diluted earnings per share:
Dilutive stock options and warrants	--	706,000
Series F preferred stock	--	635,000

Net income plus assumed conversions	$12,344,000	29,581,000	$0.42

Accounting for Stock–Based Compensation

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” The Company in its financial statements applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock option plans, and accordingly, no compensation cost has been recognized for stock options in the three-month and nine-month periods ended March 31, 2005 or 2004. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date and amortized to expense over their vesting period as prescribed by SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below for the three months and nine months ended March 31:

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004
Net income (loss):
As reported	$71,000	$12,782,000	$(4,337,000)	$12,344,000
Fair value of stock-based
employee compensation	(161,000)	(198,000)	(478,000)	(591,000)

Pro forma	$(90,000)	$12,584,000	$(4,815,000)	$11,753,000

Net income (loss) per share, basic
As reported	$0.00	$0.45	$(0.11)	$0.44
Pro forma	$0.00	$0.44	$(0.12)	$0.42
Net income (loss) per share, diluted
As reported	$0.00	$0.43	$(0.11)	$0.42
Pro forma	$0.00	$0.42	$(0.12)	$0.40

        The impact of outstanding non-vested stock options granted prior to 1996 (the effective date of SFAS 123) has been excluded from the pro forma calculations; accordingly, the pro forma adjustments for the three-month and nine-month periods ended March 31, 2005 and 2004 are not indicative of future period pro forma adjustments if the calculation reflected all applicable stock options. The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model with the following assumptions for the periods, respectively: risk-free interest rate range of 1.7% to 4.6% and 3.25% to 6.5%; dividend yield of 0% for all periods; volatility factor of 139% and 135%; and a weighted–average expected term of 7 years for all periods. The estimated weighted average fair value at grant date for the options granted during the three-month and nine-month periods ended March 31, 2005 was $0.27 per option. The estimated weighted average fair value at grant date for the options granted during the three-month and nine-month periods ended March 31, 2004 was $0.41 and $0.17 per option, respectively.

Recently Issued Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”) to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No. 123 and supersedes APB 25. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, SFAS No. 123 permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply Statement 123(R) in fiscal 2007. The Company is in the process of evaluating whether the adoption of Statement 123(R) will have a significant impact on the Company’s overall results of operations or financial position.

Comprehensive Income (Loss)

        The Company did not have any items of comprehensive income during the three-month and nine-month periods ended March 31, 2005 and 2004.

2.     PFC THERAPEUTICS, LLC

        In June 2003, Alliance acquired Baxter’s 50% interest in PFC Therapeutics in exchange for contingent payments to Baxter based on the future commercial sales of Oxygent and other products. The fee to Baxter is 2% of all of Alliance’s or PFC Therapeutics’ future gross sales, if any, of the products, with a maximum fee of $30 million. In accordance with SFAS No. 141, Business Combinations, the Company has not recorded the value of the potential consideration to be issued to Baxter for Baxter’s ownership interest in PFC Therapeutics as the future payments are contingent on future commercial sales of an undeveloped product.

        PFC Therapeutics has had no operating activity (except the purchase of the prepaid royalty of $10 million from Alliance in 2000) since inception of the joint venture.

        Also in June 2003, Alliance and certain of its creditors entered into an agreement (the “Participation Agreement”), which, among other things, granted each creditor an ownership interest in the Oxygent Business (as defined in the Participation Agreement). In April 2004, Alliance agreed to issue each of these creditors a warrant to purchase a certain number of shares of Alliance’s common stock. In exchange for the issuance of the warrants, these creditors agreed to assign all of their rights under the Participation Agreement to Alliance. The fair value of the warrants issued as determined using Black-Scholes was $2.3 million as recorded in fiscal year 2004. The total ownership interest the creditors assigned back to Alliance was 11.2% during fiscal year 2004.

        On April 5, 2004, PFC Therapeutics, and Nycomed Denmark ApS (“Nycomed”), a leading European pharmaceutical company, signed a collaboration agreement for Nycomed to develop and commercialize Oxygent in Europe (the “Nycomed Agreement”). Under the terms of the agreement, Nycomed was to be responsible for the remaining clinical and regulatory development, and future marketing of Oxygent within a broad European territory. The agreement also included an option for Nycomed to acquire Oxygent rights for China. On July 2, 2004, Nycomed notified Alliance that it was terminating the agreement effective August 16, 2004. Therefore, the rights to Oxygent in Europe and China reverted back to PFC Therapeutics.

        On April 19, 2004, PFC Therapeutics and Il Yang Pharm. Co., Ltd. (“Il Yang”), a leading South Korean pharmaceutical research and development and marketing company, signed a licensing, development and marketing agreement granting Il Yang exclusive rights to promote, market, distribute and sell Oxygent for any approved clinical use, including all future approved uses, in South Korea. Under terms of the agreement, PFC Therapeutics will be initially responsible for the commercial supply of Oxygent to Il Yang and will receive a royalty on Oxygent sales following commercialization. Il Yang will also make certain future payments on the completion of various regulatory milestones for development in Europe and the U.S.

        On December 22, 2004, PFC Therapeutics and LEO Pharma A/S (“LEO”), one of the leading Danish research-based pharmaceutical companies that markets significant products within the fields of dermatology, metabolic and cardiovascular diseases and ophthalmology and antibiotics, signed an Exclusivity Agreement to enter into a License Agreement, subject to continued due diligence by LEO, to develop and commercialize Oxygent in Europe (EU member countries, EU membership applicants, Norway and Switzerland) and Canada. The terms of the License Agreement, if entered into, will include certain initial and future payments to PFC Therapeutics upon the completion of various regulatory and commercial milestones for Oxygent development in Europe and royalties on commercial sales of Oxygent in Europe and Canada. On January 5, 2005, we received the non-refundable portion of an exclusivity fee of $100,000 per the terms of the Exclusivity Agreement. Because the amendment discussed below extends LEO’s due diligence time-period, this amount has been deferred and is included in current liabilities in the condensed consolidated balance sheet at March 31, 2005.

        On February 25, 2005, PFC Therapeutics and LEO agreed to amend the Exclusivity Agreement. The amendment extends the period of time in which LEO may undertake its due diligence investigation from March 1, 2005 to a date that is sixty (60) days after submission by the Company to LEO of the results of a “proof of concept” clinical study in surgery patients to be conducted by the Company to confirm the results of an earlier pilot study. The Company anticipates that the “proof of concept” study will commence in the second half of 2005 and be completed in the first half of 2006; provided, however, that for so long as the minimum cash covenant set forth in Section 4.12(l) of the Senior Convertible Promissory Note Purchase Agreement dated September 21, 2004 between Alliance and certain investors (the “Note Purchase Agreement”) is in effect, the commencement of any such “proof of concept” study will likely require the prior approval of the Lender Committee (as that term is defined in the Note Purchase Agreement). Alliance has initiated discussions with the Lender Committee on this matter. The remaining terms of the Exclusivity Agreement remain in full force and effect, provided that any definitive license agreement entered into between PFC Therapeutics and LEO relating to the marketing and commercialization of Oxygent will include an additional milestone payment, the amount of which is to be proposed by Alliance, relating to the “proof of concept” clinical trial described above.

3.     SALE OF IMAGENT® BUSINESS

        On June 18, 2003, Imcor Pharmaceutical Co. (“Imcor”), formerly known as Photogen Technologies, Inc., acquired certain assets and assumed certain liabilities from Alliance. The assets acquired by Imcor included all of Alliance’s assets related to designing, developing, manufacturing, marketing, selling, licensing, supporting and maintaining its Imagent product, an ultrasound contrast agent that was approved by the Federal Food & Drug Administration (“FDA”) for marketing in the U.S. in June 2002. The amount of consideration was determined through arms-length negotiation. To the extent obligations with certain creditors were completely settled, Alliance recorded a gain from sale of assets of $10.6 million during the year ended June 30, 2003, $15 million during the year ended June 30, 2004, and $303,000 for the nine months ended March 31, 2005 related to the disposition of this asset.

        For the nine months ended March 31, 2005, Alliance recorded $303,000 as a gain on the disposition of an asset as a result of Imcor funding $126,000 of Alliance’s obligations, and $177,000 related to creditor settlements or Imcor’s assumed obligations of Alliance. To date, Alliance has recorded $25.9 million as a gain on the disposition of an asset as a result of Imcor issuing shares of its stock valued at $3.7 million to Alliance creditors, Imcor funding $1.6 million of Alliance’s obligations, and $20.6 million related to settlement agreements or Imcor’s assumed obligations of Alliance. The remaining required cash payments by Imcor will not be applied against the corresponding liabilities of Alliance until Alliance is legally released from the associated liabilities. Alliance will record an additional gain on disposition of asset at the time that Alliance is legally released from the liabilities. The balance owed by Imcor to Alliance to settle remaining liabilities at March 31, 2005 was approximately $235,000.

        In addition, subsequent to the closing and through 2010, Imcor is obligated to pay Alliance further consideration in the form of an earn-out based on Imagent revenue invoiced (subject to certain reductions).

        The amount of the earn-out will equal, for each year of the earn-out: (i) 7.5% of Imagent revenue up to $20 million; (ii) 10% of Imagent revenue between $20 million and $30 million; (iii) 15% of Imagent revenue between $30 million and $40 million; and (iv) 20% of Imagent revenue above $40 million. The earn-out will be reduced by amounts Imcor must pay pursuant to a license agreement with Schering Aktiengesellschaft (“Schering”), net of payments they receive from Schering under the license, and amounts of any indemnification claims Imcor has against Alliance. The earn-out is subject to three additional offsets (which are to be applied in the manner described in the Asset Purchase Agreement dated June 18, 2003 by and between Alliance and Imcor (the “Asset Purchase Agreement”)) that entitle Imcor to retain portions of the earn-out otherwise payable to Alliance:

•	Up to approximately $1.6 million for an earn-out reduction, depending on the satisfaction of certain conditions;

•	The amount of any payments not committed to at closing that Imcor makes after the closing to Alliance’s creditors plus up to $1 million of litigation expenses for certain patent and other litigation; and

•	Between $4 million and $5 million, which is the principal and accrued interest under Imcor’s prior bridge loans to Alliance, depending on the satisfaction of certain conditions.

        The detail of items comprising the gain on disposition of Imagent assets for the nine months ended March 31, 2005 and 2004 is calculated as follows (in thousands):

Nine Months Ended March 31:	2005	2004
Cash payments funded by Imcor for liabilities of Alliance	$126	$963
Issuance of Imcor common stock to Alliance creditors	--	3,677
Assumption by Imcor of operating liabilities and other debt
and settlements with vendors and creditors of Alliance	177	11,084

Gain on sale of assets of Imagent to Imcor	$303	$15,724

4.     DEBT OBLIGATIONS

PFC Note

        On November 20, 2003, PFC Therapeutics issued a secured convertible note in the principal amount of $500,000 (the “PFC Note”) to an investor. The investor also received a warrant to purchase a number of units of ownership interests of PFC Therapeutics representing 10% of its issued and outstanding units (determined on a fully-diluted basis on the date of exercise of the warrant) at an exercise price of $0.01 per unit, at any time or from time to time from January 31, 2004 to and including January 31, 2009. The principal amount of the PFC Note was classified in the other liabilities section of the consolidated balance sheet at June 30, 2004. The Company had recorded imputed interest expense of $1 million based on the estimated fair value of the warrant. In September 2004, the holder of the PFC Note exchanged such warrant for 2,500,000 shares of common stock of the Company, which were issued in October 2004, valued at $1 million based on the estimated fair value on the date of grant, and the PFC Note for a Senior Note (described below) in the principal amount of $500,000 payable directly by the Company. The principal plus interest due on the Senior Notes is included in the current liabilities section of the unaudited condensed consolidated balance sheet at March 31, 2005.

June Private Placement

        In June 2004, the Company completed its June Private Placement, a private placement of 31,427,137 shares of its common stock for aggregate gross proceeds of approximately $11 million. Net proceeds from the transaction, after issuance costs and placement fees, were approximately $10 million. In connection with this transaction, the Company also issued five-year warrants to purchase an additional 23,570,357 shares of its common stock at an exercise price of $0.50 per share. In addition, the Company issued warrants to the placement agent to purchase 1,571,357 shares of its common stock. Pursuant to the terms of the registration rights agreements entered into in connection with the June Private Placement, the Company was required to pay a cash penalty if it failed to file with the SEC a registration statement under the Securities Act of 1933, as amended, covering the resale of all of the common stock purchased and the common stock underlying the issued warrants, including the common stock underlying the placement agent’s warrants. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: no dividend, risk-free interest rate of 3.4%, the contractual life of 5 years and volatility of 139%. In accordance with Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed To and Potentially Settled In a Company’s Own Common Stock”, the estimated fair value in the amount of $7.9 million was recorded as a liability, with an offsetting charge to additional paid-in capital at June 30, 2004. The warrant liability was reclassified to additional paid-in capital as of September 30, 2004, the date of effectiveness of the registration statement, which is the date the potential for a cash penalty ceased.

        On July 2, 2004, Nycomed notified the Company that it was unilaterally terminating the Nycomed Agreement (see Note 2) effective August 16, 2004. Subsequently, a dispute arose between the Company and some of its investors who participated in the June Private Placement. After considering all of the facts and circumstances relevant to the dispute, the Company’s board of directors determined that it was in the Company’s and the Company’s stockholders’ best interests to offer, as a settlement of the dispute, to rescind the June Private Placement.

        On September 24, 2004, investors holding 30,546,423 shares of common stock and warrants to purchase 22,909,821 shares of common stock representing approximately $10.7 million of the approximately $11 million invested in the June Private Placement elected to rescind the June Private Placement. In doing so, each of these investors returned to the Company its stock certificate representing the number of shares and the warrant that it received in the June Private Placement for cancellation. Immediately thereafter, these same investors entered into the Senior Note Purchase Agreement whereby the Company issued to such investors Senior Notes convertible into common stock at $0.25 per share in principal amounts equal to the amounts such investors invested in the June Private Placement.

        After giving effect to both transactions, the Company issued 880,714 shares of common stock, warrants to purchase 660,536 shares of common stock remained outstanding from the June Private Placement, and the Company issued Senior Notes in an aggregate principal amount of approximately $10.7 million.

        The Company recorded a beneficial conversion feature (“BCF”) charge of $2.2 million (included in interest expense) at September 30, 2004, based on the difference between the $0.25 conversion rate of the Senior Notes and the closing price of $0.30 of the Company’s common stock on September 24, 2004. Such BCF charge includes the conversion of the $500,000 PFC Note.

        The Senior Notes are due the earlier of March 24, 2006, or an event of default (as defined). The Senior Notes can be converted at anytime prior to the maturity date at the conversion price of $0.25. Due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. Based on these covenants, the Company has recorded the Senior Notes and the accrued interest on such notes as a current liability.

        During the quarter ended March 31, 2005, holders of certain Senior Notes converted an aggregate of $395,000 in principal amount and $4,419 in accrued interest into an aggregate of 1,597,674 shares of our common stock at a conversion price of $0.25 per share.

Astral Liabilities

        In December 2002, we entered into an exclusive license agreement with Mixture Sciences, Inc. (“Mixture Sciences”) for Mixture Sciences to acquire all rights to a proprietary immunotherapy platform technology developed by Astral. Mixture Sciences provided financing to support the overhead and salaries of key employees involved with this technology for a secured position in the technology subject to a royalty-bearing license. We had certain rights to repurchase the technology by paying Mixture Sciences a break-up fee. In satisfaction of the break-up fee, Astral assigned two Patent Cooperation Treaty (“PCT”) applications to Mixture Sciences. We recorded the funds received from Mixture Sciences totaling $285,000 as license revenues during the year ended June 30, 2004. On September 27, 2004, Astral and Mixture Sciences entered into an assignment agreement whereby Mixture Sciences reassigned all rights to the proprietary immunotherapy platform, including the PCT applications, back to Astral in exchange for payments of $300,000 of cash and $420,000 of stock of either Astral or Alliance, which must be paid prior to December 31, 2005. Upon the signing of the agreement, the Company made the first cash payment of $100,000 to Mixture Sciences and subsequently made a second cash payment of $50,000 during the quarter ended March 31, 2005. The Company has recorded the remaining cash payments of $150,000 and the $420,000 of stock due as accrued expenses, which are included in the condensed consolidated balance sheet at March 31, 2005.

Other Commitments

        Pursuant to a settlement agreement with a former landlord, the Company has a commitment to pay $420,000 over the next six months. Alliance has made payments totaling $365,000 and has included the balance of the compromised amount in current liabilities in the condensed consolidated balance sheet at March 31, 2005.

        On July 2, 2003, HUB Properties Trust (“HUB”) filed a lawsuit in the Superior Court of the State of California for the County of San Diego against the Company, Immune Complex Corporation, Immune Complex, LLC (collectively “Immune Complex”), and other parties.  The suit alleged that the defendants were liable to HUB for damages stemming from HUB’s inability to lease two properties due to defendants’ failure to timely deactivate the radiological materials licenses on the properties. The suit was for damages in excess of the security deposit the Company provided in the amount of $779,000. In June of 2004, the Company deposited $1 million into a controlled bank account as security for any liability we may incur as a result of the HUB litigation. HUB is entitled to the funds in the controlled account up to the amount of the judgment. On April 27, 2005, the jury returned a verdict in favor of HUB in the amount of $1,479,000, or $700,000 in excess of our security deposit. We expensed our security deposit of $779,000 related to this property in fiscal 2003, accrued an additional amount of $379,000 in fiscal 2004 and have accrued the remaining $321,000 of the amounts due in March 2005. The Court signed a judgment incorporating this verdict on April 28, 2005. HUB also now seeks inclusion in the judgment of an award of pre- and post- judgment interest, as well as attorney fees and costs. The judgment currently states that these amounts are “to be determined”; however, if HUB prevails in its request to include these additional aspects of recovery in the judgment, it is possible that the amount of the judgment will exceed the amount of our security deposit plus the amount currently being held in the controlled bank account, which would allow HUB to pursue other of our assets to satisfy the judgment. If HUB is able to pursue other of our assets to satisfy the judgment, it could have a materially adverse effect on our financial conditions and operations.  We will substantively and procedurally oppose some of these additional aspects of recovery.  The time and manner of the determination has not yet been set for hearing.  We have filed motions which, if successful, would reduce the judgment to $638,000, an amount approximately $150,000 less than our security deposit. The hearing is set for June 2, 2005. In addition, we are currently evaluating whether we will appeal the judgment.

5.     EQUITY

Preferred Stock

        In May 2000, Alliance entered into a joint venture with Baxter and sold 500,000 shares of its Series F Preferred Stock for $20 million. Subsequently, the Company sold 293,750 additional shares for $11.75 million. The shares are convertible at the option of Baxter.

        In March 2004, Alliance terminated its license agreement with PFC Therapeutics and therefore, the conversion price of the Series F Preferred Stock to common stock is fixed at $50 per common share (post-reverse split of 5:1). Based on this conversion price, the outstanding shares of Series F Preferred Stock are convertible into 635,000 shares of common stock. The Company has accounted for the Series F Preferred Stock as a component of stockholders’ equity.

Stock Options

        In January 2005, the Company granted options to purchase an aggregate of 1,250,000 shares of common stock to various directors of the Company. The exercise price of the options is $0.29 per share (the fair market value of the Company’s common stock on the date of grant). The options vest upon certain performance-related objectives, as defined, none of which have been reached at March 31, 2005 and expire in January 2015.

        In January 2005, the Company granted options to purchase an aggregate of 280,000 shares of common stock to various employees of the Company. The exercise price of the options is $0.29 per share (the fair market value of the Company’s common stock on the date of grant) and vest through January 2008. The options expire in January 2015.

        In January 2005, the Company granted an option to purchase 100,000 shares of common stock to a consultant. The exercise price of the option is $0.29 per share and was valued at $27,000 (based on the Black Scholes option pricing model) and vests through January 2008. The option expires in January 2015. The Company recognized $11,000 as expense in the accompanying statement of operations for the three months ended March 31, 2005 in accordance with the related vesting provisions.

6.     NEKTAR THERAPEUTICS

        In November 1999, the Company transferred to Nektar Therapeutics (“Nektar”) (formerly, Inhale Therapeutic Systems, Inc.) certain rights to its PulmoSpheres® technology and other assets for use in respiratory drug delivery. In March 2002, a supplemental agreement modified and expanded this original agreement and provided for the Company to receive milestone payments based on the achievement of future defined events, plus additional royalty payments based on eventual sales of a defined number of products commercialized using the technology.

        In February 2005, the supplemental agreement was amended to, among other things, terminate the Company’s right to receive the milestone and royalty payments discussed above. In consideration of the Company’s cancellation of the right to receive the milestone and royalty payments, Nektar paid the Company $1,383,000 during the quarter ended March 31, 2005. The Company recorded the payments as revenue as there are no future services to be performed. The amended supplemental agreement also provides for the sale by the Company to Nektar of certain raw material inventories to enable Nektar to develop products based upon the technology assigned or licensed. Pursuant to the amended supplemental agreement, Nektar agreed to pay the Company $368,000 upon acceptance of the raw material inventories within 90 days of receipt. As of March 31, 2005, the raw material has not formally been accepted, therefore the Company has not recorded any related amounts.

7.     SUBSEQUENT EVENTS

        Subsequent to March 31, 2005 and as of May 11, 2005, holders of certain Senior Notes converted an aggregate of $150,000 in principal amount into an aggregate of 600,000 shares of our common stock at a conversion price of $0.25 per share.

        On April 5, 2005, PFC Therapeutics and Beijing Double-Crane Pharmaceutical Co., Ltd. (“Double-Crane”), entered into a Memorandum of Understanding (“MOU”) for the development of Oxygent in The People’s Republic of China (“PRC”). On May 13, 2005, pursuant to the MOU, the parties entered into a Development, License and Supply Agreement (the “Agreement”) whereby Double-Crane will be granted the right to develop and commercialize Oxygent in the PRC. Double-Crane will make an upfront license fee payment and will be obligated to make milestone and royalty payments to the Company. In addition, Double-Crane will be responsible for conducting clinical trials in the PRC, in accordance with international guidelines, necessary to receive marketing approval for Oxygent and the Company will have the right to use any data derived from these clinical trials in other territories. Double-Crane will have the option to manufacture Oxygent in the PRC after obtaining approval from the regulatory authorities in the PRC. Double-Crane will also have a right of first refusal to add specific additional countries to the Agreement upon further negotiation with the Company.

Item 2. Management’s Discussion and Analysis or Plan of Operation

(References to years are to the Company’s fiscal years ended June 30.)

Plan of Operation

        Since our inception in 1983, we have financed our operations primarily through the sale of equity and debt securities, and we have applied substantially all of our resources to research and development programs and to clinical trials. We have incurred operating losses since inception and as of March 31, 2005, have an accumulated deficit of $482.7 million. We expect to incur significant operating losses over at least the next few years as we continue our research and product development efforts and attempt to commercialize our products.

        Our revenues from operations have come primarily from collaborations with corporate partners, including research and development, milestone and royalty payments. Our expenses have consisted primarily of research and development costs and administrative costs. To date, our revenues from the sale of products have not been significant. We believe our future operating results may be subject to quarterly fluctuations due to a variety of factors, including the timing of future collaborations and the achievement of milestones under collaborative agreements, whether and when new products are successfully developed and introduced by us or our competitors, and market acceptance of products under development.

Forward-Looking Information

        Except for historical information, the statements made herein and elsewhere are forward-looking. The Company wishes to caution readers that these statements are only predictions and that the Company’s business is subject to significant risks. The factors discussed herein and other important factors, in some cases have affected, and in the future could affect, the Company’s actual results and could cause the Company’s actual consolidated results for 2005, and beyond, to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks include, but are not limited to, the inability to obtain adequate financing for the Company’s development efforts; the inability to enter into collaborative relationships to further develop and commercialize the Company’s products; changes in any such relationships, or the inability of any collaborative partner to adequately commercialize any of the Company’s products; the uncertainties associated with the lengthy regulatory approval process, including uncertainties associated with FDA decisions and timing on product development or approval; and the uncertainties associated with obtaining and enforcing patents important to the Company’s business; and possible competition from other products. Furthermore, even if the Company’s products appear promising at an early stage of development, they may not reach the market for a number of important reasons. Such reasons include, but are not limited to, the possibilities that the potential products will be found ineffective during clinical trials; failure to receive necessary regulatory approvals; difficulties in manufacturing on a large scale; failure to obtain market acceptance; and the inability to commercialize because of proprietary rights of third parties. The research, development, and market introduction of new products will require the application of considerable technical and financial resources, while revenues generated from such products, assuming they are developed successfully, may not be realized for several years. Other material and unpredictable factors which could affect operating results include, without limitation, the uncertainty of the timing of product approvals and introductions and of sales growth; the ability to obtain necessary raw materials at cost-effective prices or at all; the effect of possible technology and/or other business acquisitions or transactions; and the increasing emphasis on controlling healthcare costs and potential legislation or regulation of healthcare pricing. Further cautionary information is contained in documents the Company files with the Securities and Exchange Commission from time to time, including the Company’s most recently filed Annual Report on Form 10-KSB, and you are encouraged to read the section entitled, “Risk Factors” included in the Company’s most recently filed Annual Report on Form 10-KSB.

Research and Development

        For the nine months ended March 31, 2005 and 2004, we incurred research and development expenses of $572,000 and $330,000, respectively, for Oxygent, an intravascular oxygen carrier that we are developing to augment oxygen delivery in surgical and other patients at risk of acute oxygen deficit. Research and development costs to date for our oxygen-therapeutic product candidates, including Oxygent, total approximately $156.7 million. While difficult to predict, we estimate that the completion of clinical trials for Oxygent will cost at least an additional $60 million. We do not anticipate that Oxygent will reach the market for several years, if at all, and, because of the numerous risks and uncertainties associated with product development efforts, we are unable to predict with any certainty the extent of any future expenditures or when material net cash inflows from Oxygent may commence, if at all.

        Astral, our wholly owned subsidiary, is engaged in the development of immunoglobulins that are engineered to bear specific disease-associated peptides. For the nine months ended March 31, 2005 and 2004, Astral incurred research and development expenses of $1 million, largely due to the $720,000 expense of the assignment of intellectual property agreement with Mixture Sciences, and $259,000, respectively. Astral’s research and development costs to date total approximately $12.1 million. Because of the numerous risks and uncertainties associated with early-stage technology platform research efforts, we are unable to estimate with any certainty the costs of continued development of Astral’s product candidates for commercialization. We do not anticipate that any of Astral’s early-stage product candidates will reach the market for at least several years, if at all.

        In December 2002, we entered into an exclusive license agreement with Mixture Sciences for Mixture Sciences to acquire all rights to a proprietary immunotherapy platform technology developed by Astral. Mixture Sciences provided financing to support the overhead and salaries of key employees involved with this technology for a secured position in the technology subject to a royalty-bearing license. We had certain rights to repurchase the technology by paying Mixture Sciences a break-up fee. In satisfaction of the break-up fee, Astral assigned two PCT applications to Mixture Sciences. We recorded the funds received from Mixture Sciences totaling $285,000 as license revenues during the year ended June 30, 2004. On September 27, 2004, Astral and Mixture Sciences entered into an assignment agreement whereby Mixture Sciences reassigned all rights to the proprietary immunotherapy platform, including the PCT applications, back to Astral in exchange for payments of $300,000 of cash and $420,000 of stock of either Astral or Alliance. Upon the signing of the agreement the Company made the first cash payment of $100,000 to Mixture Sciences and subsequently made a second cash payment of $50,000 during the quarter ended March 31, 2005. The Company recorded the remaining cash payments of $150,000 and the $420,000 fair value of common stock due as accrued expenses, which are included in the condensed consolidated balance sheet at March 31, 2005.

Results of Operations

Nine Months ended March 31, 2005 as Compared with Nine Months ended March 31, 2004

        For the nine months ended March 31, 2005, we recorded a gain on the disposition of the Imagent assets of $303,000, resulting from the recording of payments from Imcor of $126,000 to fund our obligations, and the assumption by Imcor of certain of our obligations and settlements with various vendors and creditors of $177,000 during the period in connection with the Imagent asset sale transaction. For the nine months ended March 31, 2004, we recorded a gain of $15.7 million, resulting from the recording of Imcor issuing shares of its stock to Alliance creditors, payments from Imcor of $963,000 to fund our obligations, and the assumption by Imcor of obligations and settlements with various vendors and creditors of $11.1 million during the period.

        Our revenue increased to $1.5 million for the nine months ended March 31, 2005, compared to $64,000 for the nine months ended March 31, 2004. This increase was primarily due to $1.4 million received from Nektar per the Amendment (as discussed in Note 6 to our unaudited consolidated financial statements).

        Research and development expenses increased by $987,000, or 168%, to $1.6 million for the nine months ended March 31, 2005, compared to $588,000 for the nine months ended March 31, 2004. The increase in research and development expenses was primarily due to the recording of the $720,000 expense of the Mixture Sciences assignment agreement whereby Astral reacquired all rights to certain intellectual property and an increase of $242,000 spent on Oxygent-related activities.

        General and administrative expenses increased by $1.3 million, or 160%, to $2.1 million for the nine months ended March 31, 2005, compared to $791,000 for the nine months ended March 31, 2004. The increase in general and administrative expenses was primarily due to a $827,000 increase in legal and accounting fees primarily related to the June Private Placement rescission activities, including the registration of the stock underlying the Senior Notes, $321,000 increase in rent accrued as the result of a judgment in a lawsuit (as discussed in Part II: Item 1. Legal Proceedings), $52,000 increase in public company expenses, $41,000 increase in information technology expenses and $24,000 increase in personnel-related costs.

        Investment income increased by $99,000 to $106,000 for the nine months ended March 31, 2005, compared to $7,000 for the nine months ended March 31, 2004. The increase was primarily a result of higher cash balances during the period because of the receipt of funds from the June Private Placement.

        Other income was $10,000 for the nine months ended March 31, 2005, a result of proceeds recorded from the sale of raw material, compared to $84,000 for the nine months ended March 31, 2004, which was primarily a result of proceeds recorded from insurance dividends and distributions.

        Interest expense was $2.6 million for the nine months ended March 31, 2005, compared to $2.2 million for the nine months ended March 31, 2004. The expense for the current period was primarily the result of the BCF expense recorded in connection with the exchange of the Company’s common stock for the Senior Notes on September 24, 2004 and the accrued interest on such Senior Notes. The expense for the prior period was primarily the result of the valuation of the warrant and estimated fair value of the common stock issued in connection with the cancellation of such warrant of $2 million recorded in connection with the issuance of the PFC Note and the subsequent Senior Note.

Three Months ended March 31, 2005 as Compared with Three Months ended March 31, 2004

        For the three months ended March 31, 2005, we recorded a gain on the disposition of the Imagent assets of $44,000, resulting from the recording of payments from Imcor of $36,000 to fund our obligations, the assumption by Imcor of certain of our obligations, and settlements with various vendors and creditors of $8,000 during the period in connection with the Imagent asset sale transaction. For the three months ended March 31, 2004, we recorded a gain of $13.3 million, resulting from the recording of Imcor issuing shares of its stock to Alliance creditors, payments of $203,000 from Imcor to fund our obligations, and the assumption by Imcor of obligations and settlements with various vendors and creditors of $9.4 million during the period.

        Our revenue increased to $1.4 million for the three months ended March 31, 2005, compared to no revenue for the three months ended March 31, 2004. The revenue for this quarter consisted of $1.4 million received from Nektar per the Amendment (as discussed in Note 6 to our unaudited consolidated financial statements).

        Research and development expenses increased by $171,000, or 83%, to $376,000 for the three months ended March 31, 2005, compared to $205,000 for the three months ended March 31, 2004. The increase in research and development expenses was primarily due to certain Oxygent development activities.

        General and administrative expenses increased by $525,000, or 161%, to $851,000 for the three months ended March 31, 2005, compared to $326,000 for the three months ended March 31, 2004. The increase in general and administrative expenses was primarily litigation expenses and rent accrual as the result of a judgment in a lawsuit (as discussed in Part II: Item 1. Legal Proceedings).

        Investment income increased by $40,000 to $41,000 for the three months ended March 31, 2005, compared to $1,000 for the three months ended March 31, 2004. The increase was primarily a result of higher cash balances during the period because of the receipt of funds from the June Private Placement.

        Interest expense was $170,000 for the three months ended March 31, 2005, compared to no interest expense for the three months ended March 31, 2004. The expense for the current period was primarily the result of recording accrued interest on the Senior Notes.

Liquidity and Capital Resources

        Since inception, we have funded our operations primarily through the sale of equity securities, payments from our collaboration agreements and debt financing. From inception to March 31, 2005, we had received $243 million in net proceeds from sales of our equity securities, $260 million in payments from collaboration agreements and $74.3 million in debt financing of which $35.8 million of such debt has been converted into equity and $27.4 million of such debt has been retired through the restructuring of various agreements and the issuance of warrants to purchase our common stock.

        At March 31, 2005, we had approximately $6.9 million in cash, cash equivalents and investment securities compared to $8.4 million at June 30, 2004. The decrease resulted primarily from net cash used in operations of $1.6 million, partially offset by $126,000 received from Imcor to fund payments to vendors. At March 31, 2005, we had a net working capital deficit of $7 million, compared to net working capital of $5.9 million at June 30, 2004. The decrease was principally due to the conversion of shares in the June Private Placement to Senior Notes and the inclusion of the Senior Notes in current liabilities due to their associated cash covenant. Our operations to date have consumed substantial amounts of cash and are expected to continue to do so for the foreseeable future.

        Net cash used in operating activities totaled $1.6 million for the nine months ended March 31, 2005, compared to $2.3 million for the nine months ended March 31, 2004. The decrease in net cash used in operating activities during the nine months ended March 31, 2005 was primarily due to the $1.4 million received from Nektar per the Amendment (as discussed in Note 6 to our unaudited consolidated financial statements), partially offset by an increase in general and administrative payments, primarily professional fees resulting from the June Private Placement rescission and SEC-related payments, payments totaling $250,000 to a former landlord pursuant to a settlement agreement, and the increase in research and development payments, primarily $150,000 paid to reacquire certain Astral intellectual property.

        Net cash provided by investing activities totaled $108,000 for the nine months ended March 31, 2005, primarily due to proceeds of $126,000 received from Imcor to fund payments to vendors, partially offset by the purchase of computers and other office equipment. Net cash provided by investing activities totaled $963,000 for the nine months ended March 31, 2004, primarily due to proceeds from Imcor.

        At March 31, 2005, the following approximate liabilities and debt obligations were outstanding:

        (a)     $1.3 million owed to various vendors, approximately $356,000 of which is subject to settlements or reimbursements from Imcor;
        (b)     $1.6 million in accrued expenses, primarily consisting of $722,000 in rent and related expenses, $150,000 in cash and $420,000 in Astral or Alliance stock to regain exclusive rights to certain intellectual property, $100,000 in deferred license revenue, and $174,000 in payroll and other expenses;
        (c)     Senior Notes in the amount of $10.8 million principal and $333,000 accrued interest;
        (d)     $1.25 million in deferred royalty payments to be paid through Imagent royalty earn-outs.

        On June 18, 2003, we sold all of our assets related to our Imagent product to Imcor. To date, Imcor has issued $3.7 million of its common stock to certain of our creditors and made cash payments to us in an approximate amount of $1.6 million. In addition, Imcor has assumed or we have settled $20.6 million in liabilities in full satisfaction of $25.9 million of the foregoing debt. However, $356,000 of such debt is still outstanding and to be paid by Imcor or settled in accordance with agreements with the various debt holders. If Imcor is unable to make the necessary payments, these debt holders will have recourse against us.

        Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings or by licensing all or a portion of our product candidates or technology. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs or our commercialization efforts.

        In June 2004, we completed the June Private Placement, which was rescinded in September 2004 and replaced with the Senior Notes (as described in Note 4 to our unaudited consolidated financial statements). The net proceeds to us were approximately $10 million. We believe we now have working capital to fund our operations for the next 12 months; however, due to certain restrictive covenants, including, without limitation, a covenant that the Company maintain at least $5.5 million in cash or cash equivalents on hand at all times while the Senior Notes are outstanding, the Senior Notes may become current prior to June 30, 2005. In this event the Company would have to raise additional funds to repay the Senior Notes or renegotiate their terms. Therefore, we are seeking additional collaborative research and development relationships with suitable corporate partners for our products. Further, additional equity or debt financing may be required to fund our ongoing operations. Because adequate funds have not been available to us in the past, we have already delayed our Oxygent development efforts and have delayed, scaled back, and/or eliminated one or more of our other product development programs.

        In April 2004, PFC Therapeutics and Il Yang, a leading South Korean pharmaceutical research and development and marketing company, signed a licensing, development and marketing agreement granting Il Yang exclusive rights to promote, market, distribute and sell Oxygent for any approved clinical use, including all future approved uses, in South Korea. Under terms of the agreement, PFC Therapeutics will be initially responsible for the commercial supply of Oxygent to Il Yang and will receive a royalty on Oxygent sales following commercialization. Il Yang will also make certain future payments on the completion of various regulatory milestones for development in Europe and the U.S.

        Also in April 2004, certain secured creditors that accepted an ownership interest in PFC Therapeutics in satisfaction of Alliance’s obligations and liabilities to such creditors agreed to exchange their ownership interest in PFC Therapeutics for warrants to purchase shares of Alliance’s common stock.

        On December 22, 2004, PFC Therapeutics and LEO signed an Exclusivity Agreement to enter into a License Agreement, subject to continued due diligence by LEO, to develop and commercialize Oxygent in Europe and Canada. The terms of the License Agreement, if entered into, will include certain initial and future payments to PFC Therapeutics upon the completion of various regulatory and commercial milestones for Oxygent development in Europe and royalties on commercial sales of Oxygent in Europe and Canada. On January 5, 2005, we received the non-refundable portion of an exclusivity fee of $100,000 per the terms of the Exclusivity Agreement, which amount is included in current liabilities in the condensed consolidated balance sheet at March 31, 2005.

        On February 25, 2005, PFC Therapeutics and LEO agreed to amend the Exclusivity Agreement. The amendment extends the period of time in which LEO may undertake its due diligence investigation from March 1, 2005 to a date that is sixty (60) days after submission by the Company to LEO of the results of a “proof of concept” clinical study in surgery patients to be conducted by the Company to confirm the results of an earlier pilot study. The Company anticipates that the “proof of concept” study will commence in the second half of 2005 and be completed in the first half of 2006; provided, however, that for so long as the minimum cash covenant set forth in Section 4.12(l) of the Senior Convertible Promissory Note Purchase Agreement dated September 21, 2004 between Alliance and certain investors (the “Note Purchase Agreement”) is in effect, the commencement of any such “proof of concept” study will likely require the prior approval of the Lender Committee (as that term is defined in the Note Purchase Agreement). Alliance has initiated discussions with the Lender Committee on this matter. The remaining terms of the Exclusivity Agreement remain in full force and effect, provided that any definitive license agreement entered into between PFC Therapeutics and LEO relating to the marketing and commercialization of Oxygent will include an additional milestone payment, the amount of which is to be proposed by Alliance, relating to the “proof of concept” clinical trial described above.

Where you can find more information

        We are subject to the informational requirements of the Securities Exchange Act and must file reports, proxy statements and other information with the SEC. The reports, information statements and other information we file with the Commission can be inspected and copied at the Commission Public Reference Room, 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy, information statements and other information regarding registrants, like us, which file electronically with the Commission.

        We were incorporated in New York in 1983. Our principal executive offices are located at 4660 La Jolla Village Dr., Suite 825, San Diego, California 92122, and our telephone number is (858) 410-5200. Our Web site address is www.allp.com.

        Our common stock is traded on the OTCBB under the symbol “ALLP.OB.”

Critical Accounting Policies

        There were no significant changes in critical accounting policies or estimates from those at June 30, 2004.

Item 3. Controls And Procedures

        (a)     Evaluation of Disclosure Controls and Procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures. Based upon that evaluation, the CEO and CFO concluded that as of March 31, 2005 our disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s periodic filings with the SEC, subject to the various limitations on effectiveness set forth below under the heading, “Limitations on the Effectiveness of Internal Controls”, such that the information relating to the Company, required to be disclosed in SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

        (b)     Changes in internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS ON THE EFFECTIVENESS OF INTERNAL CONTROLS

        The Company’s management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, and/or the degree of compliance with the policies or procedures may deteriorate.

Part II Other Information:

Item 1. Legal Proceedings

        On July 2, 2003, HUB Properties Trust (“HUB”) filed a lawsuit in the Superior Court of the State of California for the County of San Diego against us, Immune Complex Corporation, Immune Complex, LLC (collectively “Immune Complex”), and other parties.  The suit alleged that the defendants were liable to HUB for damages stemming from HUB’s inability to lease two properties due to defendants’ failure to timely deactivate the radiological materials licenses on the properties. The suit was for damages in excess of the security deposit we provided in the amount of $779,000. Initially, HUB sought in excess of $3.5 million in damages. On August 21, 2003, Immune Complex filed its cross-complaint for indemnity against us. We filed a cross-complaint against HUB for damages (a refund of all or some of the security deposit). In June of 2004, we deposited $1 million into a controlled bank account as security for any liability we may incur as a result of the HUB litigation. HUB is entitled to the funds in the controlled account up to the amount of the judgment. If the judgment exceeds the amount of money in the account, HUB may pursue other of our assets. If we prevail or the judgment is less than $1 million then any money remaining in the controlled account will be returned to us. By the time of trial, all parties and cross-complaints were dismissed other than the lawsuit by HUB directly against Alliance and the cross-complaint by Alliance against HUB. Because of certain pre-trial rulings limiting HUB’s claim, the damages HUB sought at trial were roughly $3 million. In addition, the parties stipulated prior to trial that we owed HUB approximately $638,000 in damages based on HUB’s allegations, an amount approximately $150,000 less than our security deposit. On April 27, 2005, the jury returned a verdict in favor of HUB in the amount of $1,479,000, or $700,000 in excess of the security deposit. The Court signed a judgment incorporating this verdict on April 28, 2005. HUB also now seeks inclusion in the judgment of an award of pre- and post- judgment interest, as well as attorney fees and costs. The judgment currently states that these amounts are “to be determined”; however, if HUB prevails in its request to include these additional aspects of recovery in the judgment, it is possible that the amount of the judgment will exceed the amount of our security deposit plus the amount currently being held in the controlled bank account, which would allow HUB to pursue other of our assets to satisfy the judgment. If HUB is able to pursue other of our assets to satisfy the judgment, it could have a materially adverse effect on our financial condition and operations.  We will substantively and procedurally oppose some of these additional aspects of recovery.  The time and manner of the determination has not yet been set for hearing.  We have filed post-trial motions which, if successful, would reduce the judgment to $638,000. The motions are set for hearing on June 2, 2005.  In addition, we are currently evaluating whether we will appeal the judgment.

        On June 13, 2003, we and Imcor jointly brought a patent infringement action against Amersham Health Inc., Amersham Health AS and Amersham plc (collectively, “Amersham”) in the U.S. District Court for the District of New Jersey, Civil Action No. 03-2853. The lawsuit alleges that (1) through the sale of Amersham’s Optison® product, Amersham and its related entities infringe on eight patents acquired from us by Imcor through its purchase of the Imagent assets; (2) Alliance and Imcor did not and do not infringe any Amersham patent; (3) Amersham misappropriated confidential trade secrets from Imcor (then Alliance) when Amersham (then Nycomed) was negotiating a marketing agreement for Imagent; and (4) Amersham is in violation of U.S. Antitrust laws. Alliance and Imcor are seeking damages and injunctive relief against Amersham. Amersham counterclaimed for infringement of 12 of its patents and brought counterclaims against us and our subsidiary MBI asserting breach of contract, breach of good faith and fair dealing, and tortious interference with contractual relations. Imcor is paying all costs in this lawsuit, including attorney fees and will keep any and all damages. Alliance has little financial risk in the lawsuit since all of the patents at issue and the Imagent product are now owned by Imcor. We believe our claims in this lawsuit have merit and believe Amersham’s claims are without merit and are subject to defenses; however, we do not know if we will ultimately prevail or if the outcome of the action will harm our business, financial position or results of operations.

        In December 2001, a lawsuit was filed against MBI in the U.S. District Court for the Northern District of Illinois. The plaintiff in the action alleged that MBI breached a license agreement and sought damages and a declaratory judgment terminating the license agreement, and payment of fees and expenses. In December 2003, the court entered a judgment in favor of MBI. On January 29, 2004, the court denied plaintiff’s motion to amend the judgment. On February 25, 2004, the plaintiff appealed the court’s judgment. On January 28, 2005, the parties settled the lawsuit with MBI paying no money to the plaintiff and agreeing to return patent rights to the plaintiff in the countries of Japan, South Korea and Taiwan.

        On February 23, 2001, a lawsuit was filed against us and some of our officers by two former shareholders of MBI purportedly on behalf of themselves and others. On March 1, 2001 and March 19, 2001, two additional similar lawsuits were filed by other former shareholders of MBI. The lawsuits, filed in the U.S. District Court for the Southern District of New York, allege that our registration statement filed in connection with the acquisition of MBI contains misrepresentations and omissions of material facts in violation of certain federal securities laws. In May 2001, the actions were consolidated. The plaintiffs are seeking rescission or compensatory damages, payment of fees and expenses, and further relief. In January 2002, the plaintiffs filed a second amended complaint adding an additional securities claim against us and the named officers. In August 2003, the court granted summary judgment as to certain securities claims and dismissed the claims, and denied summary judgment as to other securities claims. The parties participated in a mediation in December 2004. The mediation did not result in a settlement, but discussions are continuing. A trial date was continued to September 19, 2005 in the lawsuit. We believe that the lawsuit is completely without merit; however, we do not know if we will ultimately prevail or if the outcome of the action will harm our business, financial position or results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

        During the quarter ended March 31, 2005, holders of certain Senior Notes converted an aggregate of $395,000 in principal amount and $4,419 in accrued interest into an aggregate of 1,597,674 shares of our common stock at a conversion price of $0.25 per share.

        Subsequent to March 31, 2005 and as of May 11, 2005, holders of certain Senior Notes converted an aggregate of $150,000 in principal amount into an aggregate of 600,000 shares of our common stock at a conversion price of $0.25 per share.

        In January 2005, the Company granted options to purchase an aggregate of 1,630,000 shares of common stock to various employees, directors and a consultant of the Company. The exercise price of the options is $0.29 per share (the fair market value of the Company’s common stock on the date of grant). The options expire in January 2015.

        The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions by the issuer not involving a public offering. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or notes in such transactions. All recipients had adequate access to information about us.

        Our ability to declare or pay a dividend on our capital stock is restricted for so long as the Senior Notes remain outstanding.

Item 3. Defaults Upon Senior Securities

        None.

Item 4. Submission of Matters to a Vote of Security Holders

        None.

Item 5. Other Information

        None.

Item 6. Exhibits

        Index to Exhibits

Exhibit	Description

10.78	Amendment to Exclusivity Agreement dated February 25, 2005 between PFC Therapeutics and LEO. * (1)
10.79	Amendment to Supplemental Agreement dated February 7, 2005 between the Company and Nektar Therapeutics. *
31.1	Certification of Chief Executive Officer and President, pursuant to Securities Exchange Act rule 31.1 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002. *
31.2	Certification of Chief Financial Officer, pursuant to Securities Exchange Act rule 13a-14(a) and 31.2 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002. *
32.1	Statement of Chief Executive Officer under Section 906 of the Sarbanes Oxley Act of 2002. (18 32.1 U.S.C. Section 1350). *
32.2	Statement of Chief Financial Officer under Section 906 of the Sarbanes Oxley Act of 2002. (18 32.2 U.S.C. Section 1350). *

*	Filed Herewith.
(1)	Portions of this agreement have been omitted pursuant to a confidential treatment request and have been filed separately with the Commission.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE PHARMACEUTICAL CORP.
(Registrant)
Date: May 16, 2005	By: /s/ Duane J. Roth
Duane J. Roth
Chairman and Chief Executive Officer
By: /s/ Edward C. Hall
Edward C. Hall
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 13, 2005

Alliance Pharmaceutical Corp.
(Exact name of registrant as specified in its charter)

New York	0-12950	14-1644018
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4660 La Jolla Village Drive, Suite 825	92122
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 410-5200

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[_]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

        On May 16, 2005, Alliance Pharmaceutical Corp. issued a news release announcing that it had entered into an agreement with Double-Crane Pharmaceuticals Co., Ltd. (“Double-Crane”) concerning the licensing, development and commercialization of Oxygent™ in China (the “Double-Crane Agreement”). This news release is attached hereto as an exhibit to this Current Report on Form 8-K.

Item 3.03 Material Modification to Rights of Security Holders.

        Section 4.12(l) of that certain Securities Purchase Agreement dated September 21, 2004 by and among the registrant and certain of its investors (the “Securities Purchase Agreement”) includes a covenant requiring the registrant to maintain on hand a minimum of at least five million five hundred thousand dollars ($5,500,000) in cash and cash equivalents; provided, however, that this covenant ceases to apply at such time as the registrant shall have entered into a binding agreement for the joint development of Oxygent™ with a Qualified Third Party (as that term is defined in the Securities Purchase Agreement) that obligates such Qualified Third Party to make certain payments or undertake certain activities. The registrant believes that the Double-Crane Agreement satisfies the termination requirements of Section 4.12(l) of the Securities Purchase Agreement and that Double-Crane is a Qualified Third Party. The registrant has notified the Lender Committee of the same.

        Accordingly, as of the date of the Double-Crane Agreement, the restrictions set forth in Section 4.12(l) of the Securities Purchase Agreement have ceased and the covenant set forth in Section 4.12(l) of the Securities Purchase Agreement is of no further force or effect.

Item 9.01 Financial Statements and Exhibits.

(c)	Exhibits

Exhibit No.	Exhibit
99.1	News Release issued by Alliance Pharmaceutical Corp. on May 16, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANCE PHARMACEUTICAL CORP.
Date: May 17, 2005	/s/ Duane Roth
Duane J. Roth, Chief Executive Officer

2

Exhibit 99.1

ALLIANCE PHARMACEUTICAL CORP. AND BEIJING DOUBLE-CRANE
PHARMACEUTICAL CO., LTD. ANNOUNCE A DEVELOPMENT, LICENSE AND
SUPPLY AGREEMENT FOR OXYGENT(TM) IN THE PEOPLE’S REPUBLIC OF CHINA

        San Diego, CA; May 16, 2005 — Alliance Pharmaceutical Corp.(“Alliance”)(OTC Bulletin Board: ALLP), through its subsidiary PFC Therapeutics, LLC, and Beijing Double-Crane Pharmaceutical Co., Ltd. (“Double-Crane”) today announced that they have entered into a Development, License and Supply Agreement (“Agreement”) for the development of Oxygent(tm) in The People’s Republic of China (“PRC”).

        Pursuant to the Agreement, Double-Crane will make an upfront license fee payment and certain milestone and royalty payments to Alliance. Double-Crane will conduct clinical trials in the PRC, in accordance with international guidelines, to receive marketing approval for Oxygent in the PRC. Alliance will have the right to use any data derived from the clinical trials in other countries.  Double-Crane will have the option to manufacture Oxygent in the PRC after obtaining approval from the regulatory authorities in the PRC and they will also have a right of first refusal to add specific additional countries to the Agreement upon further negotiation with Alliance.

        “Over the past year, we have worked closely with the Double-Crane professionals as well as experts from the leading hospitals in China to develop a plan for advancing the clinical development of Oxygent,” said Duane Roth, Alliance Chairman and CEO. “We are very pleased to partner with such a great team that has extensive experience in clinical development, manufacturing and marketing of products that are synergistic to Oxygent.”

        “We are pleased to become Alliance’s development partner for Oxygent in China,” said Xin Li, President Double-Crane. “We have great respect for the high quality work that the Alliance development team has achieved over the past decade and believe that working together, we can complete the clinical testing necessary to obtain market approval.”

        Yu Zhang, Vice Chairman Double-Crane also adds, “During the past year’s cooperation with Alliance team, we are glad to find that they are sincere, precise and hard-workers. After much discussion, we respect their more than 10 years of research and recognize the potential of Oxygent.”

About Double-Crane

        Double-Crane was established and listed on May 22, 1997 (share code:  600062) in Shanghai Securities Exchange China.  By the end of 2004, Double-Crane had controlled shareholding in 23 subsidiaries and share in seven companies in 10 provinces throughout China.   Double-Crane covers many areas of R & D, production, marketing, logistics, equipment, etc. and participates in markets like synthetic antibiotics, cardiovascular, raw materials and GI.  Double-Crane is the market leader in China for IV solutions. The revenues of Double-Crane in 2004 were US$510 million.  Double-Crane is one of the largest pharmaceutical companies in China.

About Alliance

        Alliance Pharmaceutical Corp., founded in 1989, is a development-stage pharmaceutical company that is currently focused on developing its lead product, Oxygent.  Alliance is currently the only company that has advanced a synthetic PFC emulsion-based oxygen therapeutic into late-stage multi-center international clinical trials in both Europe and North America. Alliance is developing Oxygent as an intravascular oxygen therapeutic, based on its proprietary PFC and surfactant technologies.

        Except for historical information, the matters set forth in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth herein, including the results of scientific advice of the regulatory authorities of the PRC and uncertainties associated with the conduct of preclinical or clinical studies. Alliance refers you to cautionary information contained in documents Alliance files with the Securities and Exchange Commission from time to time, including the last Form 10-KSB and Form 10-QSB, and those risk factors set forth in the most recent registration statement on Form SB-2 (File No. 333-119428). Alliance is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact for further information in the U.S:
Corporate Communications
Alliance Pharmaceutical Corp.
San Diego, CA
(858) 410-5275